Exhibit 99.1

Paul-Son Gaming Corporation (Nasdaq: PSON)

Gérard Charlier, Chief Executive Officer at 702/384-2425 or

John Foley, Foley/Freisleben LLC at 213/955-0020

PAUL-SON GAMING REPORTS RESULTS FOR THE SECOND QUARTER AND FIRST HALF ENDED JUNE 30, 2003

LAS VEGAS, NEVADA (AUGUST 11, 2003) — Paul-Son Gaming Corporation (Nasdaq: PSON), a leading manufacturer and supplier of casino table game equipment, today announced results for the second quarter and first half ended June 30, 2003 and filed its Form 10-Q for the quarter.

Net income for the company’s second quarter was $1.2 million, equal to $0.16 per basic and diluted share on approximately 7,595,000 weighted average basic shares outstanding (approximately 7,623,000 diluted), up from a net loss of  $650,000, or $(0.16) per basic and diluted share on 4,053,000 weighted average shares outstanding in the second quarter of 2002.

Second quarter revenues rose to $10.4 million, an increase of $6.3 million, or 153%, from $4.1 million in the same period a year ago.

For the six months ended June 30, 2003, net income totaled $596,000, equal to $.0.08 per basic and diluted share, compared with a net loss of $544,000, or $(0.13) per basic and diluted share on fewer shares outstanding in the year earlier period.  First half revenues totaled a $18.1 million, compared with $9.0 million recorded in the corresponding six months of 2002.

“We are very pleased by the Company’s swing to profitability,” commented Gérard Charlier, President and Chief Executive Officer.  “Net income benefited from higher revenues, lower cost of revenues as a percentage of total revenues and strengthened gross profit margins. We continue to make progress integrating our operations and enhancing operating efficiencies following last year’s business combination.”

Charlier noted that financial results for the two years are not comparable. As a result of Paul-Son Gaming’s business combination with Etablissements Bourgogne et

-more-

PAUL-SON GAMING SECOND QUARTER 2003 PROFITABILITY/2-2-2-2

Grasset (“B&G”) and its subsidiary, the Bud Jones Company, the company’s size and structure underwent substantial changes. The combination was accounted for as a purchase transaction and also, under accounting rules, as a “reverse acquisition” because B&G’s former shareholders now own a majority of the company’s outstanding shares.  As the acquirer, B&G’s historical financial statements have become those of the combined company.  Paul-Son’s financial results are only included in the statements of the combined company from September 12, 2002 when the purchase transaction was completed.  Thus, results for the three and six months ended June 30, 2002 are solely those of B&G and are not directly comparable with those of the combined company.

Significantly higher revenues in the second quarter and first half of 2003 primarily reflected the inclusion of Paul-Son’s revenues with those of B&G, as compared with B&G’s alone in the prior year periods.  In addition, revenues benefited from two substantial orders, including $1.2 million for a new casino opening in the U.S. and $1.9 million to a casino customer in Asia.  As an offsetting factor, B&G experienced a reduction in European sales in comparison with prior year results due to the unusual bulge in prior year sales resulting from the now completed conversion to euro denominated chips by casino customers in Europe.

Cost of revenues in the second quarter, while up substantially in absolute dollars, declined sharply as a percentage of total revenues to 56.9% from 66.5% in the year earlier quarter.  The improvement reflected the inclusion of Paul-Son’s results, which have a lower cost of revenues than B&G’s, plus increased efficiencies as a result of the merger.

Gross profits recorded a $3.1 million year-over-year increase in the second quarter, and gross margins rose to 43.1% in the second quarter of 2003 from 33.5% in the year earlier quarter.  The improvement reflected the significantly higher level of revenues, lower cost of revenues as a percentage of total revenues and increases in sales prices and elimination of certain discounts.

Operating expenses (including product development, sales, marketing, depreciation, amortization and general and administrative costs) totaled $3.2 million, an increase of $1.3 million from $1.9 million a year ago.  As a percentage of revenues, operating expenses decreased to 30.1% from 46.3% one year ago.

“Our strong second quarter performance reflected our progress in realizing the benefits of our business combination, but also was driven by two large orders, which we do not expect will necessarily be duplicated in the second half of 2003.  Nevertheless, we believe that the Company is on a positive course with attractive opportunities going forward.  We will continue working hard to build a strong infrastructure to support profitable growth by further reducing costs, eliminating redundancies and enhancing efficiencies,” Charlier concluded.

-more-

PAUL-SON GAMING SECOND QUARTER 2003 PROFITABILITY/3-3-3-3

Paul-Son now manufactures and supplies casino chips, table layouts, playing cards, dice, gaming furniture, table accessories and other products that are used with casino table games such as blackjack, poker, baccarat, craps and roulette.  Paul-Son isheadquartered in Las Vegas, Nevada, with offices in Beaune, France; San Luis, Mexico; Atlantic City, New Jersey; Kansas City, Kansas and other locations.  Paul-Son sells its casino products directly to licensed casinos throughout the world.

This press release may contain certain forward-looking statements that are subject to risks and uncertainties. Paul-Son’s expectations regarding efficiencies resulting from the combination with B&G and the merger of its two subsidiaries may not be met. Factors that could cause actual results to vary materially from these forward-looking statements include unexpected costs or difficulties in consolidating the operations of the companies.  Additional information concerning factors and risks that could affect these statements and Paul-Son’s financial condition and results of operations are included in Paul-Son’s Form 10-Q for the quarter ended June 30, 2003; and Paul-Son’s Forms 10-K for the year ended December 31, 2002.

###

PAUL-SON GAMING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(dollars in thousands)

	JUNE 30, 2003	DECEMBER 31, 2002
ASSETS
Current Assets:
Cash and cash equivalents	$2,116	$2,333
Marketable securities	869	1,329
Accounts receivables, less allowance for doubtful accounts of $259 and $390, respectively	4,296	3,814
Inventories, less inventory valuation reserves of $1,188 and $1,053, respectively	5,778	5,704
Prepaid expenses	342	531
Income tax receivable	—	846
Deferred tax asset	59	—
Other current assets	348	355
Total current assets	13,808	14,912
Property and equipment, net	9,085	9,500
Goodwill, net	1,374	1,374
Other intangibles, net	2,035	2,223
Other assets, net	129	148
Total Assets	$26,431	$28,157
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$868	$621
Accounts payable	1,651	3,676
Accrued expenses	2,151	1,946
Customer deposits	828	2,176
Taxes payable	145	47
Other current liabilities	187	206
Total current liabilities	5,830	8,672
Long term debt, less current maturities	3,341	3,576
Deferred tax liability	431	431
Total liabilities	9,602	12,679
Commitments and contingencies
Stockholders’ Equity:
Preferred stock, authorized 10,000,000 shares, $.01 par value, none issued and outstanding	—	—
Common stock, authorized 30,000,000 shares, $.01 par value, issued: 7,594,900 shares	76	76
Additional paid-in capital	14,253	14,253
Treasury stock, at cost; 27,293 shares	(196)	(196)
Retained earnings	1,974	1,378
Accumulated other comprehensive gain (loss)	722	(33)
Total stockholders’ equity	16,829	15,478
Total Liabilities and Stockholders’ Equity	$26,431	$28,157

PAUL-SON GAMING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

 (dollars in thousands)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2003	2002	2003	2002
Revenues	$10,371	$4,106	$18,131	$9,039
Cost of revenues	5,902	2,731	11,286	6,037
Gross profit	4,469	1,375	6,845	3,002

Product development	39	43	69	55
Marketing and sales	784	471	1,402	1,124
Depreciation and amortization	511	303	1,030	602
General and administrative	1,913	1,118	3,652	1,253

Income (loss) from operations	1,222	(560)	692	(32)
Other income (expense)	111	(114)	2	(102)
Interest expense	(68)	(55)	(137)	(93)
Income (loss) before income taxes	1,265	(729)	557	(227)
Income tax benefit (expense)	(68)	79	39	(317)
Net income (loss)	$1,197	$(650)	$596	$(544)
Net income (loss) per share:
Basic	$0.16	$(0.16)	$0.08	$(0.13)
Diluted	$0.16	$(0.16)	$0.08	$(0.13)